Paris, November 20, 2014

Press Release

Following information released in the press, Technip announces that, on Monday, November 10, 2014, it approached CGG to create a first tier oil and gas services provider. The proposed transaction would take the form of a public tender offer in cash for CGG’s shares at a price of 8.30 euros per share.

Technip would like to enter into a constructive dialogue with CGG’s Board of Directors concerning its project that provides a strong strategic and industrial logic.

This industrial logic involves the integration and development of CGG’s reservoir and data processing and seismic equipment activities within Technip. This combination would create a unique value proposition in our industry, offering technology, engineering, equipment and project management from the reservoir across the entire production system. Technip would be ideally positioned to best address its clients’ increasingly complex cost and project challenges. As part of this project, Technip would reinforce and then separate the Acquisition Division of CGG. Given the intrinsic strengths of this division and its people, Technip expects this business to become a sustainable leader in a sector that has its own characteristics.

Technip is confident that its project can be completed under conditions that create value for its shareholders, while maintaining a strong balance sheet and its current credit rating.

Technip is unable to indicate at this stage whether such transaction will occur.

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The potential transactions described herein have not yet been decided. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities in France, in the United States or in any other jurisdiction. If and when the tender offers are commenced, they shall be conducted in accordance with applicable law in France and the United States, and Technip would file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”) and such documentation as may be required to be filed with the Autorité des Marchés Financiers (the “AMF”) in France with respect to the tender offers. Investors and holders of CGG securities are strongly advised to carefully read the tender offer documents when they become available, as they would contain important information, including the various terms of, and conditions to, the tender offers. Once filed, investors and holders of CGG securities which would be the subject of the tender offers will be able to obtain free copies of these documents and other documents filed by Technip with the Commission at the website of the Commission at www.sec.gov and with the AMF at the website of the AMF at www.amf-france.org or from Technip on its website at www.technip.com.

Technip is a world leader in project management, engineering and construction for the energy industry. From the deepest Subsea oil & gas developments to the largest and most complex Offshore and Onshore infrastructures, our 40,000 people are constantly offering the best solutions and most innovative technologies to meet the world’s energy challenges.

Present in 48 countries, Technip has state-of-the- art industrial assets on all continents and operates a fleet of specialized vessels for pipeline installation and subsea construction.

Technip shares are listed on the NYSE Euronext Paris exchange and traded in the USA on the OTCQX marketplace (OTCQX: TKPPY).

Investor and Analyst Relations

Kimberly Stewart	Tel. +33 (0) 1 47 78 66 74 - E-mail: kstewart@technip.com

Aurélia Baudey-Vignaud	Tel. +33 (0) 1 85 67 43 81 – E-mail: abaudeyvignaud@technip.com

Michèle Schanté	Tel. +33 (0) 1 47 78 67 32 - E-mail: mschante@technip.com

Public Relations

Christophe Bélorgeot	Tel. +33 (0) 1 47 78 39 92

Laure Montcel	Tel. +33 (0) 1 49 01 87 81 - E-mail: press@technip.com

Brunswick (International press)

Jérôme Biscay	Tel. +33 (0)6 09 94 79 88 – Email: jbiscay@brunswickgroup.com

Aurélia de Lapeyrouse	Tel. +33 (0)6 21 06 40 33 – Email:

adelapeyrouse@brunswickgroup.com

Havas (French press)

Charles Fleming	Tel. +33 (0)6 14 45 05 22 – E-mail: charles.fleming@havasww.com

Stéphanie Elbaz	Tel. + 33 (0)6 46 05 08 07 – E-mail : stephanie.elbaz@havasww.com

Website	http://investors-en.technip.com/phoenix.zhtml?c=110877&p=irol-IRHome